MORGAN LEWIS

December 22, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400)
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a preliminary copy of the president's letter, notice, proxy statement and proxy card for the Special Meeting of Shareholders (the "Special Meeting") of the Cornerstone Advisors Global Public Equity Fund (the "Fund"), a series of the Trust, currently scheduled to be held on or around Tuesday, January 16, 2018.

The Special Meeting is being called for the purpose of approving a new sub-advisory agreement between Cornerstone Advisors, Inc. ("Cornerstone"), the investment adviser to the Fund, and LSV Asset Management with respect to the Fund (the "New Sub-Advisory Agreement"). The New Sub-Advisory Agreement cannot be entered into without a shareholder vote pursuant to the terms of the "manager-of-managers" exemptive order granted by the SEC to Cornerstone and the Trust, because the New Sub-Advisory Agreement would increase the Fund's management fees.

Please contact the undersigned at 215.963.5862 with your questions or comments.


Very truly yours,

/s/ David W. Freese
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David W. Freese




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